UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

   File No. 70-9083

REPORT PERIOD

April 1, 2003 to June 30, 2003

In the Matter of

AEP UTILITIES, INC. ET AL
  (formerly known as CENTRAL AND SOUTH WEST CORPOATION)

        AEP Utilities, Inc. (AEP Utilities) hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. (Energy) and EnerShop, Inc. (EnerShop), that during the period from April 1, 2003 through June 30, 2003 (the “Reporting Period”):

Obligor	Type	Amount	On Behalf of
AEP Utilities	Guarantee	$17,500,000	Eastman Chemical Co.
AEP Utilities	Guarantee	-	Eastex Engineers
Energy	Guarantee	-	SWEPCo
AEP Utilities	Guarantee	3,800,000	Crescent Real Estate Equities, LP
Energy	Guarantee	1,886,906	Westdeutsche Landesbank

Total		$23,186,906

Authorization in
Order 70-09083	$250,000,000
Total Guarantees, Surety Bonds,
Performance Bonds and
Letters of Credit	(23,186,906)

Unused Authorization	$226,813,094

        Amounts shown are aggregate outstanding amounts as of June 30, 2003.

        Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of AEP Utilities, Inc., et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC’s order dated October 21, 1997, permitting said Application-Declaration to become effective.

      Dated: August 4, 2003

AEP UTILITIES, INC.
    (formerly known as CENTRAL AND SOUTH WEST CORPORATION)
CSW ENERGY, INC.
ENERSHOP, INC.

   BY: AEP UTILITIES, INC.

BY:

/s/ Geoffrey S. Chatas

Geoffrey S. Chatas,Treasurer